October 25, 2005


Mr. Roberto Oliveira de Lima
Chief Executive Officer
Telesp Celular Participacoes S.A.
Av. Doutor Chucri Zaidan 860, 04583-110
Sao Paulo, SP, Brazil

	Re:	Telesp Celular Participacoes S.A.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed April 15, 2005
		File No. 333-09470

Dear Mr. De Lima:

      We have reviewed your supplemental response letter dated September 21, 2005 as well as your filing and have the following comments. As noted in our comment letter dated June 7, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.




Form 20-F for Fiscal Year Ended December 31, 2004

Note 37. Summary of the Differences Between BR CL and US GAAP, page
F-54

h.  Earnings per Share, page F-61

1. Tell us your basis for allocating net losses equally to preferred and common shareholders in your calculation of earnings per share under US GAAP. Tell us the provisions of your preferred stock agreement with respect to net losses. In addition, tell us the impact, if any, that you expect the adoption of EITF 03-6 to have on your accounting treatment.

o.  Derivative Financial Instruments, page F-66

2. We note your response to prior comment 9. Clarify for us whether all of the derivatives accounted for as fair value hedges relate to transactions in which a fixed-rate, foreign currency-denominated loan is converted into a variable-rate, functional currency-denominated loan. Please note that if any of these transactions relate to the conversion of a variable-rate, foreign currency-denominated loan into a variable-rate, functional currency-denominated loan, we believe that they should be characterized as a fair value hedge of the foreign-currency risk only.

In addition, if these derivatives relate to the conversion of a fixed-rate, foreign currency-denominated loan into a variable-rate, functional currency-denominated loan, please explain in more detail the methodology that you use to determine the fair value of the hedged item. In this regard, it appears to us that you should remeasure the foreign-currency denominated debt instrument first in its contractual currency for changes in interest rates in that currency and then based on the spot exchange rate.


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      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368 or Carlos Pacho,
Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.



								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Roberto Oliveira de Lima
Telesp Celular Participacoes S.A.
October 25, 2005
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